SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 16, 2014

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia stock exchange release dated January 16, 2014: Nokia to publish fourth quarter 2013 and full year 2013 results report on January 23, 2014 in a new reporting format

STOCK
EXCHANGE
RELEASE

January 16, 2014

Nokia to publish fourth quarter 2013 and full year 2013 results report on January 23, 2014 in a new reporting format

Nokia Corporation
Stock Exchange Release
January 16, 2014 at 13:00 (CET +1)

• Regrouped historical results information to be provided in advance

Espoo, Finland – Nokia will publish its fourth quarter 2013 and full year 2013 results report on Thursday January 23, 2014 at approximately 1pm Finnish time (CET+1). The report will be made available on the Nokia website immediately after publication.

Nokia’s analyst conference call will begin at 3pm Finnish time. A webcast of the conference call will be available at http://www.nokia.com/global/about-nokia/investors/financials/reports/results---reports/. Media representatives wishing to listen in may call +1 706 634 5012, conference ID 31396210.

Nokia publishes only a summary of its interim reports in stock exchange releases. The stock exchange releases include a link to the relevant complete interim reports with tables in PDF-format. The complete fourth quarter 2013 and full year 2013 report with tables will be available at http://www.results.nokia.com/results/Nokia_results2013Q4e.pdf. Investors should not rely on summaries of Nokia’s interim reports only, but should review the complete interim reports with tables.

Additionally, the complete interim report with tables will be available shortly after publication at www.nokia.com/financials, where you may also access our past quarterly and annual financial reports.

Nokia financial reporting structure and historical results information

After receiving shareholder approval of the pending sale of substantially all of its Devices & Services business at our Extraordinary General Meeting in November last year, Nokia is reporting substantially all of its Devices & Services business as discontinued operations in its fourth quarter 2013 and full year 2013 results report.

Nokia currently has three continuing businesses: Nokia Solutions & Networks (NSN), HERE and Advanced Technologies. Reflecting this composition, Nokia will publish financial information for all three businesses in next week’s report. Specifically, Nokia will report financial information for a total of four reportable segments — Mobile Broadband and Global Services within NSN, HERE, and Advanced Technologies — and, additionally, separate information for Discontinued Operations.

In advance of January 23, 2014, Nokia plans to publish a stock exchange release which contains, for comparability purposes, certain historical results (on an unaudited basis) reflecting the new reporting structure. We intend to provide this information at least 24 hours before the results announcement. We intend to provide quarterly information for the fourth quarter 2012 through the third quarter 2013, as well as annual information for the full year 2012.

As previously announced, as a result of the debt securities NSN issued in March 2013, NSN is committed to making certain financial data publicly available through its standalone reporting format as long as the notes are outstanding.  In line with this obligation, the NSN standalone report will be made publicly available for the first, second and third quarter of the fiscal year within 60 days following the end of respective quarter and for the full year within 120 days after the end of the fiscal year. Therefore, no NSN standalone interim report will be published with respect to the fourth quarter 2013.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) receiving timely, if at all, necessary regulatory approvals for the Sale of the D&S Business; D) expectations, plans or benefits related to or caused by the Sale of the D&S Business; E) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; F) expectations, plans or benefits related to changes in leadership and operational structure; G) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally  resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services  business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our interim report issued on October 29, 2013. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal